Via EDGAR Transmission

July 13, 2022

United States Securities and Exchange Commission

Division of Corporate Finance
Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tofla Megaline

Amendment No. 4 to Registration Statement on Form S-1

Filed June 14, 2022

File No. 333- 260430

Ladies and Gentlemen:

Set forth below are the responses of Tofla Megaline (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 23, 2022, with respect to the Company’s Amendment No. 4 to Registration Statement on Form S-1, File No. 333-260430, initially filed with the Commission on June 14, 2022 (the “Amendment No. 4”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 5 to the Amendment No. 4 (“Amendment No. 5”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 5 unless otherwise specified. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Amendment No. 4.

Amendment No. 5 to Registration Statement on Form S-1

Plan of Operation, page 20

1.	We note your disclosure on page 20 and on your website that the company is introducing high-performance microprocessors. Your disclosure states that the microprocessors "are capable of operating in a wide range of temperatures and can operate autonomously for long periods of time," suggesting that you have already completed development of the microprocessors. If true, revise to clarify that you have not yet developed the microprocessors. Please also discuss whether management expects supply chain disruptions to materially affect your outlook or business goals in light of the global chip shortage.

Response:

The Company has been going through the process of microprocessors development. The Company has revised the disclosure.

Following the business plan described in the Prospectus, Tofla Megaline has initiated, but not yet completed, development of its autonomous robotic units for surveillance…The microprocessor modules will be capable of operating in a wide range of temperatures and operate autonomously for long periods of time due to optimized power consumption.

2.	We note that your response to prior comment 2 states that "management is of the opinion that the registrant would not be deemed as a shell company." Disclosure on page 4 asserts that "Tofla Megaline is not a 'shell company'." Please revise your disclosure to clarify that this assertion represents the belief of your management. Additionally, please include risk factor disclosure that highlights the potential consequences to the company if it is determined that you are a "shell company."

The Company has revised the disclosure and added a risk factor on the page number 9.

We do not consider ourselves a “shell company” or a “blank check company.”

We may be deemed to be a “shell company” and as such shareholders may not be able to rely on the provisions of Rule 144 for resale of their shares until certain conditions are met.

3.	Disclosure above the table of contents indicates that the prospectus is dated June 14, 2021 (emphasis added). Please revise to correct this apparent error.

Response:

The Company has revised the disclosure.

TOFLA MEGALINE

By:	/s/ Rodolfo Guerrero Angulo
Rodolfo Guerrero Angulo
President, Treasurer, Secretary and Director